UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officer and Directors

Mr. Boyu Zhang, a member of the board of directors (the “Board”) of Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), resigned from his position as the director and the vice president of strategic development and investor relations of the Company, effective on December 15, 2023. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Certain Officer and Directors

On November 30, 2023, the Board appointed Mr. Junjie Dong as the executive director, effective on December 1, 2023.

The biographical information of Mr. Dong is set forth below.

Mr. Junjie Dong is currently the Chief Technology Officer of Antelope Holdings (Chengdu) Co., Ltd., a wholly owned subsidiary of the Company that is engaged in computer consulting and software development. Mr. Dong is responsible for its strategic direction and overseeing its technological advancements, and he has held this position since July 2023. From February 2018 to July 2023, Mr. Dong was the Chief Executive Officer (“CEO”) of Shenzhen Hongtaiju Technology Development Co., Ltd., an information technology company, where he was mainly responsible for the company’s strategic planning and operational management. From August 2015 to December 2018, Mr. Dong was CEO of Shenzhen Weidai Yingxing Financial Services Co., Ltd, a company that provides financial services. From May 2013 to July 2015, he was the CEO of Shenzhen Hongtaiju Investment Consulting Co., Ltd., a company that provides financial services. Mr. Dong attended Hainan Vocational College of Science and Technology from March 2015 to December 2018, and received the junior college degree.

Mr. Dong will receive $10,000 worth of Class A ordinary shares of the Company, no par value each, each month at a price that is equal to the closing price of the last trading day of such month. Mr. Dong does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Dong is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Mr. Junjie Dong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: December 1, 2023